Exhibit 99.67

F3 Engages Resource Stock Digest

Kelowna, British Columbia--(Newsfile Corp. - July 11, 2025) - F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or the “Company”) announces that it has entered into a marketing services agreement (the “Agreement”) with Resource Stock Digest (“RSD”), a company based out of Texas, effective July 21, 2025, pursuant to which, among other things, RSD has agreed to provide certain promotional services to the Company in accordance with Policy 3.4 - Investor Relations, Promotional and Market-Making Activities of the Exchange.

RSD has been engaged for a 3-month advertising and marketing program for total cash consideration of USD $75,000, which shall be due upon receipt of approval of the Agreement by the Exchange. RSD conducts interviews with the Company and produces Company-approved content that is distributed to RSD’s subscriber base and connects issuers to the investment community across North America.

There is no performance factors contained in the Agreement and RSD will not receive common shares or options as compensation. Further, RSD and the Company are arm’s length and, at the time of the Agreement, neither RSD nor any of its principals have an interest, directly or indirectly, in the securities of the Company.

The Agreement is subject to the approval of the Exchange. RSD is owned and operated by Gerardo Del Real and Nick Hodge and its contact details are as follows: Gerardo Del Real, 2051 Gattis School Rd, Ste. 540 PMB 176, Round Rock, TX 78664, USA; Email: editor@resourcestockdigest.com.

About F3 Uranium Corp.

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R and Nexgen’s Arrow.

F3 Uranium Corp. Contact Information

Investor Relations

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

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